l:\secfiles\11_k\1995\sat_1_95\isp_rep.doc 18

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1995
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                       --------------------------------
                           (Full title of the plan)


                          General Motors Corporation
               767 Fifth Avenue, New York, New York 10153-0075
             3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          James H. Humphrey
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
      -----------------------------------------------                --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 1995 and 1994. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1995 and 1994. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
             as of December 31, 1995. . . . . . . . . . . . . . . . .  16
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1995. . . . . . . . . . . . . . .  17
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  18





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 28, 1996              By:
      -------------


                                              /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 7, 1996

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1995 AND 1994



                                                       1995             1994
ASSETS:
Investments, at fair value:

   Value of Interest in General Motors Savings
     Plans Master Trust                          $37,680,162       $        -
   General Motors Common Stock,
     $1-2/3 par value                                      -       12,912,618
   Equity Index Fund                                       -       15,967,122
   Mutual Funds                                   16,223,085                -
   Fixed Income Fund                               4,457,488                -
   Loans to participants                           6,926,226        5,237,905

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                    26,481,179       24,219,185

Receivables
   Contributions                                     633,598                -
   Securities sold, not settled                            -          382,284

Cash                                                       -              418
                                                  ----------       ----------

      Total assets                                92,401,738       58,719,532

LIABILITIES:
   Due to brokers for securities purchased,
     not settled                                           -          145,584
   Accounts payable                                  122,395          199,335
                                                  ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                $92,279,343      $58,374,613
                                                  ==========       ==========



Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                       1995             1994

ADDITIONS:
   Investment income (loss):
     Net appreciation (depreciation) in
      fair value of investments                     $857,608      $(3,080,361)
     Dividends                                       780,416          176,233
     Interest                                      1,863,335        1,791,266
     Net investment income from the General
      Motors Savings Plans Master Trust            9,498,714                -
                                                  ----------       ----------

        Total investment income (loss)            13,000,073       (1,112,862)

   Interest on loans                                 436,634          273,927

   Participants contributions:
     After tax                                     7,593,268        4,141,339
     Tax-deferred                                 15,590,410       12,150,758
     Rollover                                      1,078,647                -
                                                  ----------       ----------

        Total contributions                       24,262,325       16,292,097
                                                  ----------       ----------

     Total additions                              37,699,032       15,453,162

DEDUCTIONS:
   Benefits paid to participants                   3,793,572        2,369,651
   Forfeitures                                           730            2,819
                                                  ----------       ----------
        Total deductions                           3,794,302        2,372,470

NET INCREASE                                      33,904,730       13,080,692

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                              58,374,613       45,293,921
                                                  ----------       ----------

   End of year                                   $92,279,343      $58,374,613
                                                  ==========       ==========




Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Union-Represented Employees (the "Plan"), on January 1, 1988. Effective January 1, 1993, the name of the Plan was changed to the Saturn Individual Savings Plan for Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible Employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants may elect to contribute to the Plan in several ways:

     o Beginning in October 1994, participants may contribute up to 18% of Eligible Earnings, previously 15%, on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Beginning in October 1994, participants may contribute up to 18% of Eligible Earnings, or $9,240 for the years ended 1995 and 1994, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Description of Investment Options:

    General Motors Corporation Common Stock $1-2/3 Par Value - Under this option, participant's contributions are invested in the General Motors common stock. The return on a participant's investment is determined by the market price of the stock and by the amount of any dividends paid thereon.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    As of January 1, 1995, assets invested in the Common Stock Fund are expressed in terms of units rather than shares of stock as previously expressed. Each unit represents a proportionate interest in all of the assets of the common stock. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit.

    Equity Index Fund - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Balanced Fund - Under this option, initially made available to plan participants on January 1, 1995, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds which utilized such financial instruments is not considered significant to the Plan's financial statements.

    Effective January 1, 1995, the above three options were included under the General Motors Savings Plans Master Trust (See Note F.)

    Income Fund - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The annual rates of return, maturity dates, issuing company, and contract value of the investment contracts at December 31, 1995 and 1994, respectively, were as follows:

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

 Year    Annual
  of     Rate
Contri-  of       Maturity            Fund             Investment Contracts
bution   Return     Date             Manager            1995          1994
- ------  ------  ---------------  ----------------    ----------    ----------
 1993    6.23%  Dec. 31, 1997    Principal Mutual   $4,687,940     $6,728,183
 1992    7.38%  Jan. 2, 1998     Provident National  2,504,741      3,554,454
 1991    8.90%  Dec. 31, 1995    Prudential Life     1,245,491      1,741,661
 1990    8.70%  Dec. 31, 1994    Aetna Capital Mgmt.         -        827,901
 1994    5.72%  Dec. 31, 1994    Metropolitan Life           -     11,201,915
 1988    6.77%  Dec. 31, 1996    New York Life         115,650        165,071
 1995    6.14%  Jan. 1, 2001     John Hancock        3,099,649              -
 1995    6.00%  Dec. 31, 2000    John Hancock
                                   Mutual Life       2,841,114              -
 1995   7.00%   Dec. 12, 2005    Metropolitan Life  11,986,594              -
                                                    ----------     ----------
                                                   $26,481,179    $24,219,185
                                                    ----------     ==========

    The contract value of the investment contracts approximates their fair value. The average yield on investment contracts in the Income Fund for the years ended December 31, 1995 and 1994 was 6.78% and 6.44%, respectively.

    In 1995, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1995, the fair value of such investments, considered as the Fixed Income Fund was $4,457,488.

    Mutual Funds - This option, initially made available to participants on January 1, 1995, is comprised of four core option mutual funds and thirty-one self directed account mutual funds managed by Fidelity Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, Contrafund and Asset Manager. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

Vesting

Participant contributions vest immediately. Saturn matched participant contributions made through January 1, 1992 and earnings thereon vest fully upon the attainment of 5 years of service, death, total and permanent disability or retirement.

Distributions

Participants may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participants account exceeds $3,500. In those instances, distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1995 and 1994.

Transfers

Participants may transfer assets between Investment Options at any time, with certain limitations.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Loans

Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Interest is charged at a rate equal to the prevailing prime lending rate. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan. At December 31, 1995 and 1994 loans to participants were $6,926,226 and $5,237,905, respectively.

Termination of the Plan

Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contacts - at contract value, which consists of cost plus accumulated interest.
       - Common/Collective Trust - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o Securities transactions are recorded on the date the trades are executed.

    o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

    o  Certain costs of Plan administration are paid by Saturn.

    o Certain prior period amounts have been reclassified to conform to the current year's presentation.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1995 and 1994.


Investment Manager          Investment Type          1995           1994
- --------------------    -----------------------  ------------   ------------

State Street Bank       Value of Interest in
  and Trust             General Motors Savings
                        Plans Master Trust       $37,680,162*   $         -

National Bank of        GM Common Stock, $1-2/3
  Detroit, N.A.         par value 306,531 shares
                        in 1994                            -     12,912,618*

State Street Bank
  and Trust             Equity Index Fund                  -     15,967,122*

Fidelity                Magellan                   4,888,364*             -
Fidelity                Puritan                    1,901,432              -
Fidelity                Contrafund                 5,776,146*             -
Fidelity                Asset Manager                688,196              -
Fidelity                Self-Directed Accounts     2,968,947              -
                                                  ----------     ----------
           Total mutual funds                     16,223,085              -

State Street Bank
  and Trust             Fixed Income Fund          4,457,488*             -

Loans to Participants   6% to 9%                   6,926,226*     5,237,905*

Metropolitan Life       Investment Contract,5.72%          -     11,201,915*

Provident National      Investment Contract,7.38%
  Assurance                                        2,504,741      3,554,454*

Prudential Life Ins.    Investment Contract,8.90%  1,245,491      1,741,661

Aetna Capital Mgt.      Investment Contract,8.70%          -        827,901

New York Life           Investment Contract,6.77%    115,650        165,071

Principal Mutual        Investment Contract,6.23%
  Life                                             4,687,940*     6,728,183*

John Hancock            Investment Contract,6.14%  3,099,649              -

John Hancock            Investment Contract,6.00%
  Mutual Life                                      2,841,114              -

Metropolitan Life       Investment Contract,7.00% 11,986,594*             -
                                                  ----------     ----------
           Total Guaranteed Investment Contracts  26,481,179     24,219,185
                                                  ----------     ----------
           TOTAL                                 $91,768,140    $58,336,830
                                                  ==========     ==========
* Represents 5% or more of Plan assets.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

D.  SHARE AND UNIT VALUES

As of January 1, 1995 all assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as at:


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1995
GM $1-2/3 par value Common
    Stock Fund                     100,762  $126.370      109,798   $111.620
Income Fund                      2,889,844    10.706    2,732,918     10.533
Equity Index Fund                1,738,744    13.760    1,652,303     12.980
Balanced Fund                       78,243    12.410       47,703     11.850
Fidelity Magellan Fund              56,855    85.980       36,345     92.370
Fidelity Puritan Fund              111,783    17.010       83,360     16.780
Fidelity Contrafund                151,924    38.020      102,379     40.610
Fidelity Asset Manager              43,419    15.850       29,600     15.470


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1995
GM $1-2/3 par value Common
    Stock Fund                     125,469  $110.810      137,726   $104.110
Income Fund                      2,586,715    10.359    2,437,509     10.186
Equity Index Fund                1,577,588    12.020    1,534,154     10.970
Balanced Fund                       33,580    11.220       15,484     10.560
Fidelity Magellan Fund              21,459    83.500        8,875     72.440
Fidelity Puritan Fund               56,949    16.150       28,809     15.420
Fidelity Contrafund                 76,159    36.560       32,842     32.120
Fidelity Asset Manager              18,280    14.800       10,714     14.060


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1994
General Motors Corporation Common
    Stock, $1-2/3 par value        306,531   $42.125      232,283    $46.875
Income Fund                        151,412   171.126      133,411    168.662
Equity Index Fund                  226,282    70.561       66,203    209.662


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1994
General Motors Corporation Common
    Stock, $1-2/3 par value        218,209   $50.250      196,650    $53.875
Income Fund                        120,858   165.622      118,262    162.979
Equity Index Fund                   65,070   200.465       62,904    199.410

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1995 and 1994:

                                                   1995              1994
Employee Contributions:

GM $1-2/3 par value Common Stock Fund          $2,946,816        $2,258,775
Income Fund                                    10,612,205         8,250,156
Equity Index Fund                               5,721,280         5,783,166
Balanced Fund                                     254,093                 -
Fidelity Magellan Fund                          1,181,554                 -
Fidelity Puritan Fund                             660,613                 -
Fidelity Contrafund                             1,592,454                 -
Fidelity Asset Manager                            313,657                 -
Self-Directed Accounts                            979,653                 -
                                               ----------        ----------

                                              $24,262,325       $16,292,097
                                               ==========        ==========

                                                   1995              1994
Investment Income (Loss):

GM $1-2/3 par value Common Stock Fund          $3,352,588       $(2,668,093)
Income Fund                                     1,842,776         1,390,284
Equity Index Fund                               6,065,372           164,947
Balanced Fund                                      80,755                 -
Fidelity Magellan Fund                            404,781                 -
Fidelity Puritan Fund                             184,998                 -
Fidelity Contrafund                               728,672                 -
Fidelity Asset Manager                             55,876                 -
Self-Directed Accounts                            284,255                 -
                                               ----------        ----------

                                              $13,000,073       $(1,112,862)
                                               ==========        ==========

                                                   1995              1994
Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $548,597          $326,877
Income Fund                                     2,177,909         1,463,185
Equity Index Fund                                 835,014           579,589
Balanced Fund                                       9,323                 -
Fidelity Magellan Fund                             74,328                 -
Fidelity Puritan Fund                              34,521                 -
Fidelity Contrafund                                79,092                 -
Fidelity Asset Manager                             16,289                 -
Self-Directed Accounts                             18,499                 -
                                               ----------        ----------

                                               $3,793,572        $2,369,651
                                               ==========        ==========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


                                                   1995              1994
Interfund Trust Transfers:

GM $1-2/3 par value Common Stock Fund         $(5,759,947)       $4,313,668
Income Fund                                    (2,434,875)       (2,322,582)
Equity Index Fund                              (2,451,123)       (1,991,086)
Balanced Fund                                     662,982                 -
Fidelity Magellan Fund                          3,376,212                 -
Fidelity Puritan Fund                           1,085,538                 -
Fidelity Contrafund                             3,562,728                 -
Fidelity Asset Manager                            345,157                 -
Self-Directed Accounts                          1,613,328                 -
                                                ---------         ---------

                                               $        -        $        -
                                                =========         =========
F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of five master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the GM Class E Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options that are available under the Plan is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1995:

Value of interest in Master Trust                            $37,680,162
                                                              ----------
Percentage of total Master Trust                                   0.51%
                                                              ----------
Value of interest in the net investment income from
  Master Trust accounts                                       $9,498,714
                                                              ----------
Percentage of total Master Trust net investment gain               0.51%
                                                              ----------

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Total investments of all participating plans in the Master Trust at December 31, 1995 are summarized as follows:

                                                                 Total
                                                             Master Trust
                                                                 1995
                                                             ------------
                                                            (in thousands)

ASSETS:
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value                     $4,696,965
          General Motors Class E, $0.10 par value                759,539
          General Motors Class H, $0.10 par value                261,927
          Other Corporate                                         11,666
       U.S. Government Securities                                     33
       Common/Collective Trust - State Street Bank Flagship
          S&P 500 Equity Index Fund                            1,548,966
       Registered Investment Company                              63,349
       Cash                                                      103,410
                                                               ---------

          Total investments                                    7,445,855

    Receivables:
       Receivables for investments sold                           13,152
       Accrued investment income                                   1,591
                                                               ---------

          Total receivables                                       14,743
                                                               ---------

          Total assets                                         7,460,598
                                                               ---------

LIABILITIES:
    Due to broker for securities purchased                          (186)
                                                               ---------

Net assets available for benefits                             $7,460,412
                                                               =========

The net investment income of all participating Plans in the Master Trust for the year ended December 31, 1995 is summarized as follows:

Interest                                                          $9,570
Dividends                                                        125,249
Net appreciation in fair value of investments:
    Common stocks                                              1,296,102
    U.S. Government securities                                       109
    Common/collective trusts                                     405,995
    Registered investment company                                  9,301
                                                               ---------

Total net appreciation in fair value of investments            1,711,507
                                                               ---------
Total investment income                                       $1,846,326
                                                               =========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded


G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under
Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

                                * * * * * * *


                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    DECEMBER 31, 1995
Column A    Column B          Column C                           Column D    Column E
- ---------   ----------------  --------------------------------   ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
- ---------   ----------------  --------------------------------   ----------  ----------

     *     State Street Bank  Value of Interest in General      $29,217,642   $37,680,162
           and Trust            Motors Savings Plans
                                Master Trust

     *     State Street Bank  Fixed Income Fund                   4,457,488     4,457,488
             and Trust
                              Fidelity Mutual Funds:
     *     Fidelity             Magellan                          4,785,048     4,888,364
     *     Fidelity             Puritan                           1,801,935     1,901,432
     *     Fidelity             Contrafund                        5,570,149     5,776,146
     *     Fidelity             Asset Manager                       649,720       688,196
     *     Fidelity             Self-Directed Accounts            2,968,947     2,968,947
                                                                 ----------    ----------

                                Total Mutual Funds               15,775,799    16,223,085

                              Loan Fund 6 - 9%                    6,926,226     6,926,226

           Principal Mutual   Dec. 31, 1997, 6.23%                4,687,940     4,687,940
           Provident National Jan. 2, 1998, 7.38%                 2,504,741     2,504,741
           Prudential Life    Dec. 31, 1995, 8.90%                1,245,491     1,245,491
           New York Life      Dec. 31, 1996, 6.77%                  115,650       115,650
           John Hancock       Jan. 1, 2001, 6.14%                 3,099,649     3,099,649
           John Hancock
             Mutual Life      Dec. 31, 2000, 6.00%                2,841,114     2,841,114
     *     Metropolitan Life  Dec. 12, 2005, 7.00%               11,986,594    11,986,594
                                                                 ----------    ----------

                                Total Guaranteed Investment
                                  Contracts                      26,481,179    26,481,179
                                                                 ----------    ----------
Total Assets Held for Investment                                $82,858,334   $91,768,140
                                                                 ==========    ==========


* Indicates party-in-interest




                                     SATURN INDIVIDUAL SAVINGS PLAN
                                         FOR REPRESENTED MEMBERS

                              Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                                     SERIES REPORTABLE TRANSACTIONS
Column A               Column B      Column C    Column D   Column E   Column F   Column G    Column H    Column I
- ---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------  ---------
                                                                       Expense                 Current
                                                                       Incurred                Value of
  Identity of                         Purchase    Selling    Lease       With     Cost of      Asset on   Net Gain
  Party/Broker       Description       Price       Price     Rental  Transaction    Asset    Trans. Date   (Loss)
- ---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------- ---------

State Street Bank  Fixed Income    $18,718,230 $         -      $-           $- $18,718,230  $18,718,230       $-
and Trust          Fund                      -  14,293,096       -            -  14,293,096   14,293,096        -

John Hancock       GIC, Jan. 1,
                   2001, 6.14%       3,083,828           -       -            -   3,083,828    3,083,828       -

Fidelity           Magellan          6,311,401           -       -            -   6,311,401    6,311,401        -
                                             -   1,573,751       -            -   1,526,353    1,573,751   47,398

Fidelity           Contrafund        7,260,630           -       -            -   7,260,630    7,260,630        -
                                             -   1,758,241       -            -   1,690,481    1,758,241   67,760
                                    ----------  ----------   -----        -----  ----------   ----------  -------

                                   $35,374,089 $17,625,088      $-           $- $52,884,019  $52,999,177 $115,158
                                    ==========  ==========   =====        =====  ==========   ==========  =======

There are no single reportable transactions that reach the 5% of beginning net assets criteria.
